Exhibit 12

PFIZER INC AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in millions, except ratios)	2007	2006	2005	2004	2003
Determination of Earnings:
Income from continuing operations before provision for
taxes on income, minority interests and cumulative
effect of a change in accounting principles	$9,278	$13,028	$10,800	$13,403	$2,781
Less:
Minority interests	42	12	12	7	1
Income adjusted for minority interests	9,236	13,016	10,788	13,396	2,780
Add:
Fixed charges	541	642	622	505	438
Total earnings as defined	$9,777	$13,658	$11,410	$13,901	$3,218
Fixed charges:
Interest expense (a)	$397	$488	$471	$347	$270
Preferred stock dividends (b)	11	14	14	12	10
Rents (c)	133	140	137	146	158
Fixed charges	541	642	622	505	438
Capitalized interest	43	29	17	12	20
Total fixed charges	$584	$671	$639	$517	$458

Ratio of earnings to fixed charges	16.7	20.4	17.9	26.9	7.0

All financial information reflects the following as discontinued operations for all periods presented: the Consumer Healthcare business; for 2006, 2005, 2004 and 2003: certain European generics businesses; and for 2004 and 2003: our in-vitro allergy and autoimmune diagnostics testing, and surgical ophthalmics.

All financial information reflects the following as discontinued operations for 2003: our confectionery, shaving and fish-care products businesses, as well as the Estrostep, Loestrin and femhrt women's health product lines for all the years presented.

(a)

Interest expense includes amortization of debt premium, discount and expenses. Interest expense does not include interest related to uncertain tax positions of $331 million for 2007; $200 million for 2006; $203 million for 2005; $201 million for 2004 and $180 million for 2003.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan assumed in connection with our acquisition of Pharmacia.

(c)	Rents included in the computation consist of one-third of rental expense which we believe to be a conservative estimate of an interest factor in our leases, which are not material.